Exhibit 99.1

Fortuna announces date change for 2017 financial results conference call

Vancouver, March 12, 2018-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) announces that the conference call to discuss its 2017 financial and operational results will now take place on Tuesday, March 20, 2018 at 9:00 a.m. Pacific | 12:00 p.m. Eastern instead of Monday, March 19, 2018 (see Fortuna news release dated March 8, 2018).

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/24991 or over the phone by dialing just prior to the starting time.

Conference call details:

Date: Tuesday, March 20, 2018

Time: 9:00 a.m. Pacific | 12:00 p.m. Eastern

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 10449

Playback of the conference call will be available until April 3, 2018 at 11:59 p.m. Eastern. Playback of the webcast will be available until June 20, 2018. In addition, a transcript of the call will be archived in the company’s website: https://www.fortunasilver.com/investors/financials/2017/

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer with its primary assets being the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold Project in Argentina. The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit its website at www.fortunasilver.com.

ON BEHALF OF THE COMPANY

Carlos Baca

Investor Relations manager

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

T (Peru): +51.1.616.6060, ext. 0

E: info@fortunasilver.com

Forward Looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “will”, “will be” or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.